

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

<u>**Via U.S. Mail**</u>

Jon R. Moeller
Chief Financial Officer
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202

      Re: **The Procter & Gamble Company**
              Form 10-K for the Fiscal Year Ended June 30, 2010
              Filed August 13, 2010

              Definitive Proxy Statement on Schedule 14A
              Filed August 27, 2010

Dear Mr. Moeller:

      We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  Pamela A. Long
                  Assistant Director

cc: E.J. Wunsch (*via facsimile (513) 983-2611*)
        Associate General Counsel
        The Procter & Gamble Company